

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

David Kaplan
Chief Executive Officer
Gin & Luck Inc.
3756 W. Avenue 40, Suite K #278
Los Angeles, CA 90065

> **Re: Gin & Luck Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed April 1, 2021**
>   **File No. 024-11463**

Dear Mr. Kaplan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2021 letter.

Amendment No. 1 to Form 1-A filed April 1, 2021

Risk Factors
"If the company cannot raise sufficient funds . . .", page 6

1.   We note your revised disclosure in response to our prior comment 6 and your disclosure that "We have applied for and received approval for additional emergency loans from the government," and we reissue our comment in part. We also note the statement in your test-the-waters materials that you are currently approved for at least two PPP loans. Please disclose the number and amount of these "additional" loans and when you expect to receive funds from these loans. Make conforming changes where you discuss your liquidity in Management's Discussion and Analysis of Financial Conditions and Results of Operations. Alternatively, if you do not expect to receive any additional funds from the

government, please revise your disclosure to clarify.

Preferred Stock
Information Rights, page 37

2.   We note your revised disclosure and revisions to the Investors Rights Agreement in response to our prior comment 10 that all "Investors" will be entitled to the information rights described in this section. As defined in the Investors' Rights Agreement, "Investors" only refers to those who are party to the agreement. Accordingly, it appears there will still be periods of time when the Investors who are party to the Investors' Rights Agreement will be in possession of material non-public information and will therefore be unable to transfer their securities to potential investors who are not party to the agreement. Therefore, in an appropriate place in your filing, please include a discussion of potential restrictions on transfer and liquidity issues related to this disparity in access to information among investors.

Financial Statements, page F-1

3.   Please update your financial statements to comply with Form 1-A, Part F/S, paragraphs (b)(3)(A) and (b)(4).

Consolidated Statements of Operations, page F-3

4.   The basic and diluted net loss per share measures presented on your statements of operations on pages F-3 and F-22 do not appear to be consistent with the amounts disclosed in the earnings per share footnotes to your interim and audited financial statements on pages F-15 and F-34. Please revise to reconcile the difference.

General

5.   The testing-the-waters materials you have filed as Exhibit 13 and your related SeedInvest website for this offering discuss several perks that are available to investors that reserve shares for purchase ahead of qualification of your offering statement. Please revise your offering statement to include a discussion of such perks.

David Kaplan
Gin & Luck Inc.
April 19, 2021
Page 3

You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jamie Ostrow, Esq.